SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 1 )
                    under the Securities Exchange Act of 1934

                           OEC Compression Corporation
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                   670827 10 4
                                 (CUSIP Number)

                       Shareholder Preservation Committee
                               c/o Dennis W. Estis
                               3592 Waverly Circle
                                Destin, FL 32541
                                 (850) 650-5874
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 21, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

                            -------------------------

CUSIP NO. 420258 10 5
OEC COMPRESSION CORPORATION

1.    Names of reporting persons:  Dennis W. Estis

      IRS Identification Nos. of above persons (entities only):_________________

2.    Check the appropriate box if a Member of a Group (see instructions):

      (a)   [X]

      (b)   [  ]

3.    SEC use only:

      ________________________________________________________________________

4.    Source of funds (see instructions): OO

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]

6.    Citizenship or Place of Organization:  U.S.

Number of shares beneficially owned by each reporting person with:

      7.    Sole Voting Power                               5,370,487

      8.    Shared Voting Power                             4,420,422

      9.    Sole Dispositive Power                          5,370,487

      10.   Shared Dispositive Power                                0

11.   Aggregate amount beneficially owned by each
      reporting person:                                     9,790,909

12.   Check box if the aggregate amount in Row 11 excludes certain shares
      (see instructions):                                   [  ]

13.   Percent of class represented by amount in Row 11:     33.6%

14.   Type of reporting person (see instructions):          IN

                                       1-A

CUSIP NO. 420258 10 5
OEC COMPRESSION CORPORATION


1.    Names of reporting persons: Robert P. Gregory, Jr.

      IRS Identification Nos. of above persons (entities only):_________________

2.    Check the appropriate box if a Member of a Group (see instructions):

      (a)   [X]

      (b)   [ ]

3.    SEC use only:

   ________________________________________________________________________

4.    Source of funds (see instructions): OO

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]

6.    Citizenship or Place of Organization:  U.S.

Number of shares beneficially owned by each reporting person with:

      7.    Sole Voting Power                   0

      8.    Shared Voting Power                 3,037,251

      9.    Sole Dispositive Power              3,037,251

      10.   Shared Dispositive Power            0

11.   Aggregate amount beneficially owned by each
      reporting person:                         3,037,251

12.   Check box if the aggregate amount in Row 11 excludes certain shares
      (see instructions):                       [  ]

13.   Percent of class represented by amount in Row 11:           10.5%

14.   Type of reporting person (see instructions):                IN

                                       1-B

CUSIP NO. 420258 10 5
OEC COMPRESSION CORPORATION


1.    Names of reporting persons:  Don  E. Smith

      IRS Identification Nos. of above persons (entities only):_________________

2.    Check the appropriate box if a Member of a Group (see instructions):

      (a)   [X]

      (b)   [  ]

3.    SEC use only:

      ________________________________________________________________________

4.    Source of funds (see instructions): OO

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]

6.    Citizenship or Place of Organization:  U.S.

Number of shares beneficially owned by each reporting person with:

      7.    Sole Voting Power             0

      8.    Shared Voting Power           716,559

      9.    Sole Dispositive Power        716,559

      10.   Shared Dispositive Power      0

11.   Aggregate amount beneficially owned by each
      reporting person:                   716,559

12.   Check box if the aggregate amount in Row 11 excludes certain shares
      (see instructions):                 [  ]

13.   Percent of class represented by amount in Row 11:           2.5%

14.   Type of reporting person (see instructions):                IN

                                       1-C

CUSIP NO. 420258 10 5
OEC COMPRESSION CORPORATION

1.    Names of reporting persons:  Charles M. Butler, III

      IRS Identification Nos. of above persons (entities only):_________________

2.    Check the appropriate box if a Member of a Group (see instructions):

      (a)   [X]

      (b)   [  ]

3.    SEC use only:

      ________________________________________________________________________

4.    Source of funds (see instructions): PF

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]

6.    Citizenship or Place of Organization:  U.S.

Number of shares beneficially owned by each reporting person with:

      7.    Sole Voting Power                   0

      8.    Shared Voting Power                 144,166

      9.    Sole Dispositive Power              144,166

      10.   Shared Dispositive Power            0

11.   Aggregate amount beneficially owned by each
      reporting person:                         144,166

12.   Check box if the aggregate amount in Row 11 excludes certain shares
      (see instructions):                       [  ]

13.   Percent of class represented by amount in Row 11:           0.5%

14.   Type of reporting person (see instructions):                IN

                                       1-D

CUSIP NO. 420258 10 5
OEC COMPRESSION CORPORATION


1.    Names of reporting persons:  Frank W. Gagliardi

      IRS Identification Nos. of above persons (entities only):_________________

2.    Check the appropriate box if a Member of a Group (see instructions):

      (a)   [X]

      (b)   [  ]

3.    SEC use only:

      ________________________________________________________________________

4.    Source of funds (see instructions): PF

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]

6.    Citizenship or Place of Organization:  U.S.

Number of shares beneficially owned by each reporting person with:

      7.    Sole Voting Power             0

      8.    Shared Voting Power           75,582

      9.    Sole Dispositive Power        75,582

      10.   Shared Dispositive Power      0

11.   Aggregate amount beneficially owned by each
      reporting person:                   75,582

12.   Check box if the aggregate amount in Row 11 excludes certain shares
      (see instructions):                 [  ]

13.   Percent of class represented by amount in Row 11:           0.3%

14.   Type of reporting person (see instructions):                IN

                                       1-E

CUSIP NO. 420258 10 5
OEC COMPRESSION CORPORATION


1.    Names of reporting persons:  David F. Sahler

      IRS Identification Nos. of above persons (entities only):_________________

2.    Check the appropriate box if a Member of a Group (see instructions):

      (a)   [X]

      (b)   [  ]

3.    SEC use only:

      ________________________________________________________________________

4.    Source of funds (see instructions): PF

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]

6.    Citizenship or Place of Organization:  U.S.

Number of shares beneficially owned by each reporting person with:

      7.    Sole Voting Power             0

      8.    Shared Voting Power           6,100

      9.    Sole Dispositive Power        6,100

      10.   Shared Dispositive Power      0

11.   Aggregate amount beneficially owned by each
      reporting person:                   6,100

12.   Check box if the aggregate amount in Row 11 excludes certain shares
      (see instructions):                 [  ]

13.   Percent of class represented by amount in Row 11:           0.0%
                                                                 (less than 1/10
                                                                 of one percent)

14.   Type of reporting person (see instructions):                IN

                                       1-F

CUSIP NO. 420258 10 5
OEC COMPRESSION CORPORATION


1.    Names of reporting persons:  Danny A. Nicos

      IRS Identification Nos. of above persons (entities only):_________________

2.    Check the appropriate box if a Member of a Group (see instructions):

      (a)   [X]

      (b)   [  ]

3.    SEC use only:

      ________________________________________________________________________

4.    Source of funds (see instructions): PF

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]

6.    Citizenship or Place of Organization:  U.S.

Number of shares beneficially owned by each reporting person with:

      7.    Sole Voting Power             0

      8.    Shared Voting Power           12,678

      9.    Sole Dispositive Power        12,678

      10.   Shared Dispositive Power      0

11.   Aggregate amount beneficially owned by each
      reporting person:                   12,678

12.   Check box if the aggregate amount in Row 11 excludes certain shares
      (see instructions):                 [  ]

13.   Percent of class represented by amount in Row 11:           0.0%
                                                                 (less than 1/10
                                                                 of one percent)

14.   Type of reporting person (see instructions):                IN

                                       1-G

CUSIP NO. 420258 10 5
OEC COMPRESSION CORPORATION


1.    Names of reporting persons:  Walter Ernest Fischer III

      IRS Identification Nos. of above persons (entities only):_________________

2.    Check the appropriate box if a Member of a Group (see instructions):

      (a)   [X]

      (b)   [  ]

3.    SEC use only:

      ________________________________________________________________________

4.    Source of funds (see instructions): PF

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]

6.    Citizenship or Place of Organization:  U.S.

Number of shares beneficially owned by each reporting person with:

      7.    Sole Voting Power             0

      8.    Shared Voting Power           2,768

      9.    Sole Dispositive Power        2,768

      10.   Shared Dispositive Power      0

11.   Aggregate amount beneficially owned by each
      reporting person:                   2,768

12.   Check box if the aggregate amount in Row 11 excludes certain shares
      (see instructions):                 [  ]

13.   Percent of class represented by amount in Row 11:           0.0%
                                                                 (less than 1/10
                                                                 of one percent)

14.   Type of reporting person (see instructions):                IN

                                       1-H

CUSIP NO. 420258 10 5
OEC COMPRESSION CORPORATION


1.    Names of reporting persons:  Tommy Preston Nicar

      IRS Identification Nos. of above persons (entities only):_________________

2.    Check the appropriate box if a Member of a Group (see instructions):

      (a)   [X]

      (b)   [  ]

3.    SEC use only:

      ________________________________________________________________________

4.    Source of funds (see instructions): OO

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]

6.    Citizenship or Place of Organization:  U.S.

Number of shares beneficially owned by each reporting person with:

      7.    Sole Voting Power             0

      8.    Shared Voting Power           361,389

      9.    Sole Dispositive Power        361,389

      10.   Shared Dispositive Power      0

11.   Aggregate amount beneficially owned by each
      reporting person:                   361,389

12.   Check box if the aggregate amount in Row 11 excludes certain shares
      (see instructions):                 [  ]

13.   Percent of class represented by amount in Row 11:           1.3%

14.   Type of reporting person (see instructions):                IN

                                       1-I

CUSIP NO. 420258 10 5
OEC COMPRESSION CORPORATION


1.    Names of reporting persons:  Robert Michael Scott

      IRS Identification Nos. of above persons (entities only):_________________

2.    Check the appropriate box if a Member of a Group (see instructions):

      (a)   [X]

      (b)   [  ]

3.    SEC use only:

      ________________________________________________________________________

4.    Source of funds (see instructions): PF

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]

6.    Citizenship or Place of Organization:  U.S.

Number of shares beneficially owned by each reporting person with:

      7.    Sole Voting Power             0

      8.    Shared Voting Power           54,902

      9.    Sole Dispositive Power        54,902

      10.   Shared Dispositive Power      0

11.   Aggregate amount beneficially owned by each
      reporting person:                   54,902

12.   Check box if the aggregate amount in Row 11 excludes certain shares
      (see instructions):                 [  ]

13.   Percent of class represented by amount in Row 11:           0.2%

14.   Type of reporting person (see instructions):                IN

                                       1-J

CUSIP NO. 420258 10 5
OEC COMPRESSION CORPORATION


1.    Names of reporting persons:  Robert T. Yount

      IRS Identification Nos. of above persons (entities only):_________________

2.    Check the appropriate box if a Member of a Group (see instructions):

      (a)   [X]

      (b)   [  ]

3.    SEC use only:

      ________________________________________________________________________

4.    Source of funds (see instructions): PF

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]

6.    Citizenship or Place of Organization:  U.S.

Number of shares beneficially owned by each reporting person with:

      7.    Sole Voting Power             0

      8.    Shared Voting Power           2,080

      9.    Sole Dispositive Power        2,080

      10.   Shared Dispositive Power      0

11.   Aggregate amount beneficially owned by each
      reporting person:                   2,080

12.   Check box if the aggregate amount in Row 11 excludes certain shares
      (see instructions):                 [  ]

13.   Percent of class represented by amount in Row 11:           0.0%
                                                                 (less than 1/10
                                                                 of one percent)

14.   Type of reporting person (see instructions):                IN

                                       1-K

CUSIP NO. 420258 10 5
OEC COMPRESSION CORPORATION


1.    Names of reporting persons:  Brian L. Fuller

      IRS Identification Nos. of above persons (entities only):_________________

2.    Check the appropriate box if a Member of a Group (see instructions):

      (a)   [X]

      (b)   [  ]

3.    SEC use only:

      ________________________________________________________________________

4.    Source of funds (see instructions): PF

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]

6.    Citizenship or Place of Organization:  U.S.

Number of shares beneficially owned by each reporting person with:

      7.    Sole Voting Power             0

      8.    Shared Voting Power           3,615

      9.    Sole Dispositive Power        3,615

      10.   Shared Dispositive Power      0

11.   Aggregate amount beneficially owned by each
      reporting person:                   3,615

12.   Check box if the aggregate amount in Row 11 excludes certain shares
      (see instructions):                 [  ]

13.   Percent of class represented by amount in Row 11:           0.0%
                                                                 (less than 1/10
                                                                 of one percent)

14.   Type of reporting person (see instructions):                IN

                                       1-L

CUSIP NO. 420258 10 5
OEC COMPRESSION CORPORATION


1.    Names of reporting persons: Clifford Anil Ware

      IRS Identification Nos. of above persons (entities only):_________________

2.    Check the appropriate box if a Member of a Group (see instructions):

      (a)   [X]

      (b)   [  ]

3.    SEC use only:

      ________________________________________________________________________

4.    Source of funds (see instructions): PF

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]

6.    Citizenship or Place of Organization:  U.S.

Number of shares beneficially owned by each reporting person with:

      7.    Sole Voting Power                   0

      8.    Shared Voting Power                 1,945

      9.    Sole Dispositive Power              1,945

      10.   Shared Dispositive Power            0

11.   Aggregate amount beneficially owned by each
      reporting person:                         1,945

12.   Check box if the aggregate amount in Row 11 excludes certain shares
      (see instructions):                                         [  ]

13.   Percent of class represented by amount in Row 11:           0.0%
                                                                 (less than 1/10
                                                                 of one percent)

14.   Type of reporting person (see instructions):                IN

                                       1-M

CUSIP NO. 420258 10 5
OEC COMPRESSION CORPORATION


1.    Names of reporting persons:  Joseph Edwin Knight Dickey McReynolds

      IRS Identification Nos. of above persons (entities only):_________________

2.    Check the appropriate box if a Member of a Group (see instructions):

      (a)   [X]

      (b)   [  ]

3.    SEC use only:

      ________________________________________________________________________

4.    Source of funds (see instructions): PF

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]

6.    Citizenship or Place of Organization:  U.S.

Number of shares beneficially owned by each reporting person with:

      7.    Sole Voting Power                   0

      8.    Shared Voting Power                 337

      9.    Sole Dispositive Power              337

      10.   Shared Dispositive Power            0

11.   Aggregate amount beneficially owned by each
      reporting person:                         337

12.   Check box if the aggregate amount in Row 11 excludes certain shares
      (see instructions):                                         [  ]

13.   Percent of class represented by amount in Row 11:           0.0%
                                                                 (less than 1/10
                                                                 of one percent)

14.   Type of reporting person (see instructions):                IN

                                       1-N

CUSIP NO. 420258 10 5
OEC COMPRESSION CORPORATION


1.    Names of reporting persons:  Michael Wayne Balcar, Jr.

      IRS Identification Nos. of above persons (entities only):_________________

2.    Check the appropriate box if a Member of a Group (see instructions):

      (a)   [X]

      (b)   [  ]

3.    SEC use only:

      ________________________________________________________________________

4.    Source of funds (see instructions): PF

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]

6.    Citizenship or Place of Organization:  U.S.

Number of shares beneficially owned by each reporting person with:

      7.    Sole Voting Power                   0

      8.    Shared Voting Power                 1,050

      9.    Sole Dispositive Power              1,050

      10.   Shared Dispositive Power            0

11.   Aggregate amount beneficially owned by each
      reporting person:                         1,050

12.   Check box if the aggregate amount in Row 11 excludes certain shares
      (see instructions):                                         [  ]

13.   Percent of class represented by amount in Row 11:           0.0%

14.   Type of reporting person (see instructions):                IN


                                       1-O

This Amendment No. 1 by the filing persons to the Schedule 13D dated on April 27, 2000 and filed on April 28, 2000, hereby amends and restates the entire
Schedule 13D as follows:

Item 1.  Security and Issuer.

The security to which this statement relates is the common stock, par value $1.00 per share (the "Common Stock"), of OEC Compression Corporation, an Oklahoma corporation (the "Company"). The principal offices of the Company are located at 2501 Cedar Springs Road, Suite 600, Dallas, Texas 75201.

Item 2.  Identity and Background.

The original Schedule 13D was filed by the Shareholder Preservation Committee comprised of Dennis W. Estis ("Estis"), Robert P. Gregory, Jr. ("Gregory"), Don
E. Smith ("Smith"), and Charles M. Butler, III ("Butler") (collectively referred to as the "Initial Filing Group"). On April 27, 2000, each member of the Initial Filing Group entered into a Shareholders' Agreement effective April 27, 2000, described below in Item 6 and attached as an exhibit (the "Shareholders' Agreement"), granting Estis an irrevocable proxy to vote their shares of Common Stock for the election and removal of directors at the next annual or special meeting of shareholders. Subsequently, between May 17 and May 24, 2000, the following persons executed joinders to the Shareholder's Agreement, forms of which are attached hereto as exhibits: Frank W. Gagliardi, David F. Sahler, Danny A. Nicos, Walter E. Fischer III, Tommy Preston Nicar, Robert Michael Scott, Robert T. Yount, Brian L. Fuller, Clifford A. Ware, Joseph E. McReynolds, and Michael W. Balcar, Jr.

These persons, together with the members of the Initial Filing Group, are collectively referred to as the "Filing Group."

The members of the Filing Group are filing this statement as they may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Except as expressly otherwise set forth in this statement, each member of the Filing Group disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other member of the Filing Group or any other person. Most particularly, this statement is being filed as a result of the granting of various irrevocable proxies to Estis and the entry into various other arrangements, all as set forth in the Shareholders' Agreement.

The name, residence and business address, present principal occupation or employment, the name, principal place of business and address of any corporation or other organization in which such employment is carried on, and the citizenship of each member of the Filing Group is set forth below:

Dennis W. Estis is a citizen of the U.S. His residence address is 3592 Waverly Circle, Destin FL 32541. His business address is 106 Comanche Trail, West Monroe, LA 71201. He is President of Bayland Industries, LLC, a construction barge company, and is a director of the Company (2501 Cedar Springs Road, Suite 600, Dallas TX 75201).

Robert P. Gregory, Jr. is a citizen of the U.S. His business address is 7575 San Felipe, Ste. 350 Houston, TX 77063. His residence address is 11748 Duart, Houston, Texas 77024. He is Chairman and CEO of Gregory & Cook, Inc. (7575 San Felipe, Ste. 350 Houston, TX 77063).

Don E. Smith is a citizen of the U.S. His business and residence address is 134 Smith Lane, Columbia, MS 39429. He is a cattle rancher, the President and principal owner of Smith Machine Works, Inc., a Vice President and principal owner of Laird Construction, Inc., and a director of the Company.

Charles M. Butler, III is a citizen of the U.S. His residence address is 12673 Rip Van Winkle, Houston, Texas 77024. His business address is 2121 Sage Road, Houston, Texas 77057. He is presently self employed as a financial and regulatory consultant and is a director of the Company.

Frank W. Gagliardi is a citizen of the U.S. His residence address is 2574 E. 139 Street S., Bixby, OK 74008. His business address is 1783 71st Street S., Tulsa, OK. He is a self-employed geologist.

David F. Sahler is a citizen of the U.S. His residence address is 5811 S. 79th
E. Avenue, Tulsa, OK 74145. He is retired.

Danny Nicos is a citizen of the U.S. His business and residence address is 1916 Kristi Lane, Weatherford, OK. He is a supervisor for the Company.

Walter Ernest Fischer III is a citizen of the U.S. His residence address is Route 4, Box 245 D, Alice, TX 78332. His business address is P.O. Box 2457, West Monroe, LA 71294. He is an assistant supervisor of the Company (P.O. Box 2457, West Monroe, LA 71294).

Tommy P. Nicar is a citizen of the U.S. His residence address is Route 5, Box 5324-1A, Brazoria, TX. His business address is P.O. Box 2457, West Monroe, LA 71294. He is a regional manager for the Company.

Robert M. Scott is a citizen of the U.S. His residence address is 3202 E. 93rd, Tulsa, OK 74137. His business address is 1831 E. 71st Street, Suite 135, Tulsa, OK 74136. He is a manager for the Company.

Robert T. Yount is a citizen of the U.S. His residence address is 3614 Rushing, Corpus Christi, TX 78410. His business address is P.O. Box 2457, West Monroe, LA 71294. He is employed by the Company.

Brian L. Fuller is a citizen of the U.S. His business and residence address is 11106 Cornelison, Wichita, KS 67212. He is a supervisor for the Company.

Clifford A. Ware is a citizen of the U.S. His residence address is 2312 West Avenue K, San Angelo, TX 76902. His business address is Box 5376, San Angelo, TX 76902. He is a plant supervisor for the Company.

Joseph E. McReynolds is a citizen of the U.S. His business and residence address is P.O. Box 1031, Sondra, TX 76950. He is an assistant manager for Area 7 of the Company.

Michael W. Balcar, Jr. is a citizen of the U.S. His business and residence address is 12222 Fir Lane, Pinehurst, TX 77362. He is a supervisor for the Company.

Each member of the Filing Group affirms that during the last five years, such person (i) has NOT been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has NOT been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Information with respect to each member of the Filing Group is given solely by such member and no member of the Filing Group has responsibility for the accuracy or completeness of the information supplied by another member.

Item 3.  Source and Amount of Funds or Other Consideration.

Estis has previously filed a Schedule 13D regarding his acquisition of 5,252,177 shares of Common Stock in exchange for his stock holdings in a company, Ouachita Energy Corp., that was merged with the Company effective August 6, 1997. Estis actually acquired 5,252,178 shares in this merger. In January 1998, the Company issued an additional 286,976 shares of Common Stock to Estis in settlement of a liability to Estis which was assumed by the Company in the merger. In February 1999, Estis purchased an aircraft from the Company in exchange for delivering a yard truck and 175,333 shares to the Company, resulting in a current ownership of 5,363,821 Shares. Estis has not made any other sales or purchases. In May 1999, Estis was granted an option to acquire 6,666 shares of Common Stock through the Company's Director Stock Option Plan.

Gregory acquired approximately 2,887,251 shares of Common Stock in exchange for all stock holdings in a company that was merged with the Company and he purchased an additional approximately 150,000 shares from another shareholder of the Company using personal funds, both of which events occurred over three years ago. Gregory has not made any other sales or purchases. All of Gregory's shares are owned of record by Gregory & Cook, Inc., a Delaware corporation he controls.

Smith acquired his shares of Common Stock in exchange for all stock holdings in a company that became a wholly-owned subsidiary of the Company in 1993 and he exercised an option to acquire an additional 60,000 shares from the Company in 1996, using personal funds. He also holds an option to acquire 10,000 shares at $2.31 per share that was granted in May 1997 and an option to acquire 6,666 shares at $2.188 per share that was granted in June 1998. Smith has sold an aggregate of 222,000 shares in the open market from May 1997 through June 1998. He has not made any other purchases.

Butler acquired his shares of Common Stock with personal funds at various times prior to 1995. He also holds options to acquire 29,166 shares from the Company at various prices ranging from $.5625 to $2.31 per share that were granted in 1996, 1997, and 1998. Butler sold an aggregate of 10,000 shares in the open market in 1997. He has not made any other purchases.

Frank Gagliardi acquired his shares of Common Stock with personal funds.

David Sahler acquired his shares of Common Stock with personal funds.

Danny Nicos acquired his shares of Common Stock through participation in the Company's 401(k) Plan. Nicos has also been granted options to purchase 9,647 shares of Common Stock, of which 3,663 are exercisable within sixty days.

Walter Fischer acquired his shares of Common Stock through participation in the Company's 401(k) Plan.

Tommy Nicar acquired his shares through the merger of Ouachita Energy Corp. and the Company.

Robert Scott acquired some of his shares of Common Stock with personal funds. He has also been granted options to purchase 108,340 shares of Common Stock, of which 53,002 are exercisable within sixty days.

Robert Yount acquired his shares of Common Stock through participation in the Company's 401(k) Plan.

Brian Fuller acquired his shares of Common Stock through participation in the Company's 401(k) Plan. He has also been granted options to purchase 6,759 shares of Common Stock, of which 1,371 are exercisable within sixty days.

Clifford Ware acquired his shares of Common Stock through participation in the Company's 401(k) Plan.

Joseph McReynolds acquired his shares of Common Stock through participation in the Company's 401(k) Plan.

Michael Balcar acquired his shares of Common Stock through participation in the Company's 401(k) Plan.

All of the shares of Common Stock presently owned by members of the Filing Group are subject to a Shareholders' Agreement described in Item 6 and attached hereto as an exhibit. The source for capital contributions from each of the members of the Filing Group was working capital or personal funds.

Item 4.  Purpose of Transaction.

Since August 1997, Estis has been a director of the Company. He acquired most of his shares of the Company's Common Stock in connection with the Company's August 1997 acquisition of Ouachita Energy Corp., which he founded in 1976. Since August 1997 Estis has held his shares for investment only. As a result of a serious deterioration in the liquidity and price of the Company's Common Stock during 1998, Estis decided to review his investment objectives and inquired whether other significant shareholders were becoming concerned about their investment in the Company. On November 9, 1998 the members of the Initial Filing Group (except Mr. Butler) agreed that Estis should approach the management of the Company with a view to discussing with management specific steps assisting the Company to increase shareholder value. They also agreed to enter into a shareholders' agreement, granting irrevocable proxies to Estis, among other things. Effective December 16, 1998, the Company, Estis and the parties to the original Shareholders' Agreement settled their disputes and Estis was terminated as chief operating officer of the Company. In connection with the settlement, Estis's original 13D filing was amended and the settlement agreement and original shareholders' agreement were described and filed with the Commission. That shareholders' agreement terminated by its terms on December 31, 1999.

Following action by the Board of Directors of the Company to schedule an annual meeting of shareholders for June 13, 2000, on April 19, 2000, Estis approached the other members of the Initial Filing Group, noting the continued decline in the price of the Company's common stock and the limited financial capability of the Company. As a result, the parties to the original shareholders' agreement and Mr. Butler joined in a new Shareholders' Agreement dated April 27, 2000, and formed a group seeking to obtain proxies to vote in favor of an entirely new slate of directors for the Company. The Shareholders' Agreement is described in
Item 6 and attached as an exhibit. The members of the Initial Filing Group also entered a letter agreement among themselves agreeing to contribute to the costs of nominating and electing the persons nominated pro rata in accordance with their respective stock ownership in the Company. That agreement is also described in Item 6 and attached as an exhibit.

On April 27, 2000 the Initial Filing Group delivered a letter to Jack D. Brannon, Secretary of the Company, and Ray C. Davis, the Chairman of the Board and Co-CEO of the Company and member of the Executive and Audit Committees of the Board. This letter set forth the Initial Filing Group's nominees for the election of directors at the annual meeting of shareholders of the Company to be held June 13, 2000, along with information concerning each nominee as required by the Company's Bylaws. That letter and information on the nominees is attached as an exhibit.

On May 15, 2000, the Initial Filing Group filed a definitive Schedule 14A with respect to their efforts to nominate directors for election at the annual meeting and to solicit proxies sufficient to obtain election of such nominees to the Company's Board of Directors.

Item 5.  Interest in Securities of the Issuer.

(a) At the date of this filing, according to the Company's most recent federal securities filing, the Annual Report on Form 10-K of the Company for the year ended December 31, 1999, there were issued and outstanding 28,986,711 shares of Common Stock of the Company as of March 30, 2000. The number of shares of Common Stock beneficially owned by the members of the Filing Group together is 9,790,909, or 33.6% of the Company's outstanding stock.

    Pursuant to a Shareholders' Agreement, each of the Filing Group members has, among other things, granted to Estis an irrevocable proxy with respect to the voting of shares of their Common Stock with regard to the election and removal of directors at the next meeting. The Shareholders' Agreement is described in Item 6 and attached as an exhibit.

    Each of the members of the Filing Group disclaims beneficial ownership of the shares of the Company's Common Stock reported hereunder as beneficially owned by another member of the Filing Group.

(b)

                                                               SOLE         SHARED
                              SOLE VOTING   SHARED VOTING   DISPOSITIVE   DISPOSITIVE
              NAME               POWER          POWER          POWER         POWER
              ----            -----------   -------------   -----------   -----------
     Dennis W. Estis            5,370,487      4,420,422    5,370,487              0
     Robert P. Gregory, Jr.             0      3,037,251    3,037,251              0
     Don E. Smith                       0        716,559      716,559              0
     Charles M. Butler, III             0        144,166      144,166              0
     Frank W. Gagliardi                 0         75,582       75,582              0
     David F. Sahler                    0          6,100        6,100              0
     Danny Nicos                        0         12,678       12,678              0
     Walter E. Fischer, III             0          2,768        2,768              0
     Tommy P. Nicar                     0        361,389      361,389              0
     Robert M. Scott                    0         54,902       54,902              0
     Robert T. Yount                    0          2,080        2,080              0
     Brian L. Fuller                    0          3,615        3,615              0
     Clifford A. Ware                   0          1,945        1,945              0
     Joseph E. McReynolds               0            337          337              0
     Michael W. Balcar, Jr.             0          1,050        1,050              0

   Pursuant to a Shareholders' Agreement, each of the Filing Group members have, among other things, granted to Estis an irrevocable proxy with respect to the voting and exercise of voting powers related to shares of their Common Stock. The Shareholders' Agreement is described in Item 6 and attached as an exhibit.

(c)   Not applicable.

(d)   Not applicable.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Each member of the Filing Group has entered into the Shareholders' Agreement effective April 27, 2000. This agreement covers all of the shares of Common Stock that are the subject of this Schedule 13D, as well as any additional shares the members may acquire in the future (the "Shares"). The agreement grants Estis an irrevocable proxy to vote the Shares for the election and removal of directors at the next annual or special meeting of shareholders. Each member of the group also agreed not to (i) subject their Shares to any voting trust or agreement, (ii) participate in any proxy solicitation other than as approved by Estis, (iii) join any other "group" other than the Filing Group,
(iv) act to influence the management of the Company other than as approved by Estis or (v) assist any other person to take any of such actions. Each member granted Estis a limited power of attorney to execute documents in connection with exercising the powers granted by the Shareholders' Agreement, including making the joint filing of this Schedule 13D. The Shareholders' Agreement terminates either upon written agreement of at least two-thirds of the parties thereto, after the next election of directors, or on April 20, 2001. Shares sold in a bona fide sale are no longer subject to the Shareholders' Agreement.

Each member of the Initial Filing Group has entered into an Agreement to Share Expenses effective April 27, 2000, and attached hereto as an exhibit. This agreement provides that each party will pay its pro rata portion (based on its percentage of all the parties' stock ownership in the Company) of legal, printing, solicitation and other costs reasonably incurred in connection with the nomination of directors for election to the Board of Directors of the Company and the solicitation of proxies in favor of such nominees. Estis will receive all invoices for expenses, have the invoices reviewed and approved by Robert Gregory, and then invoice and collect the appropriate amounts from the other parties to the agreement.

On May 25, 2000, the Initial Filing Group entered into a Limited Standstill Agreement effective May 5, 2000 (the "Standstill Agreement"), with the Company, Ray C. Davis, Kelcy L. Warren, Matthew S. Ramsey, Jack D. Brannon, Richard D. Brannon, Neal A. Hawthorn, Jon P. Stephenson, HACL, Ltd., a Texas limited partnership, and Energy Investors, a Texas joint venture. The Standstill Agreement, attached hereto as an exhibit, was entered into so ensure that the process of selling the Company (the "Sales Process") currently underway is not impeded by the proxy fight over the election of directors. The Standstill Agreement provides that between May 5 and June 5, 2000, none of the parties to the agreement shall (i) institute any litigation concerning the annual meeting set for July 13, 2000 or the solicitation of proxies for the annual meeting, or
(ii) solicit proxies by means of newspaper ads or by means of mass or general mailings to the shareholders of the Company. All parties agreed to support the Sales Process. The parties also agreed that there will be weekly updates as to the Sales Process at which all directors will be invited to participate.

Item 7.  Material to Be Filed as Exhibits.

*1. Shareholders' Agreement dated April 27, 2000, among Dennis W. Estis, Gregory & Cook, Inc., Don E. Smith and Charles M. Butler III (includes agreement concerning joint filing).

*2. Agreement to Share Expenses dated April 27, 2000, among Dennis W. Estis, Gregory & Cook, Inc., Don E. Smith and Charles M. Butler III relating to the sharing of costs.

*3. Letter to Ray C. Davis and Jack D. Brannon, Secretary, dated April 27, 2000 (with copies to each member of the Board of Directors of the Company) and an appendix concerning information on director nominees.

4. Form of Limited Standstill Agreement effective May 5, 2000, among the Company, the Initial Filing Group, and other persons named therein.

5. Form of Joinder to the Shareholders' Agreement, executed by all members of the Filing Group other than members of the Initial Filing Group and members of the Filing Group whose shares are held in the Company's 401(k) plan.

6. Form of Joinder to the Shareholders' Agreement executed by members of the Filing Group whose shares are held in the Company's 401(k) plan, for which Bank of Oklahoma, Inc. is Trustee.

*    Previously filed.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      MAY 25, 2000
------------------
Date

/S/ DENNIS W. ESTIS
-------------------
Signature

Dennis W. Estis for himself and on
behalf of each reporting person
-----------------------------------
Name/Title

                                                                       EXHIBIT 4

                          LIMITED STANDSTILL AGREEMENT

      This LIMITED STANDSTILL AGREEMENT (this "Agreement") is entered into as of this 5th day of May, 2000 (the "Effective Date") by and among OEC Compression Corporation (the "Company"), Ray C. Davis ("Davis"), Kelcy L. Warren ("Warren"), Matthew S. Ramsey ("Ramsey"), Jack D. Brannon ("JBrannon"), Richard D. Brannon ("RBrannon"), Neal A. Hawthorn ("Hawthorn"), Jon P. Stephenson ("Stephenson" and together with Davis, Warren, Ramsey, JBrannon, RBrannon and Hawthorn sometimes collectively referred to herein as the "Group A"), HACL, Ltd., a Texas limited partnership ("HACL"), Energy Investors, a Texas joint venture ("Energy Investors"), Dennis W. Estis ("Estis"), Charles M. Butler III ("Butler"), Don A. Smith ("Smith") and Robert Gregory ("Gregory" and together with Estis, Butler and Smith sometimes collectively referred to herein as the "Group B"). The members of Group B are sometimes referred to herein collectively as "Members" and individually as a "Member." The Company, Davis, Warren, Ramsey, JBrannon, RBrannon, Hawthorn, Stephenson, HACL, Energy Investors, Estis, Butler, Smith and Gregory are sometimes collectively referred to herein as the "Parties" and individually as a "Party."

                              W I N E S S E T H:
                              -----------------

      WHEREAS, Group B has filed a Schedule 13D and a Schedule 14A indicating that they intend to solicit proxies to elect a slate of directors at the next annual meeting of the shareholders of the Company (the "Annual Meeting") in opposition to certain of the directors currently on the Board of Directors of the Company and

      WHEREAS, Estis has obtained irrevocable proxies from each of Gregory, Butler and Smith as to certain matters; and

      WHEREAS, HACL and Energy Investors are significant shareholders of the Company and the transactions contemplated by this Agreement will directly affect such shareholders; and

      WHEREAS, the Company has engaged Prudential Securities, Inc. ("Prudential") to pursue the sale of the Company and Prudential is in the process of soliciting bids for the purchase of all of the Company (the "Sales Process"); and

      WHEREAS, each of the Parties support the Sales Process and do not want to take any actions that would impede the Sale Process; and

      WHEREAS, the Parties desire to temporarily suspend certain public actions in order to not impede the Sales Process; and

      WHEREAS, the Parties desire to support the orderly process of solicitation of proxies; and

      WHEREAS, the Board of Directors of the Company has unanimously set a new date for the Company's annual meeting of the Shareholders at July 13, 2000 with a record date of June 12, 2000;

      NOW THEREFORE, for and in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties, intending to be legally bound, hereby contract and agree as follows:

      1. LIMITED STANDSTILL. From the Effective Date until June 5, 2000 (the "Standstill Period"), neither Group B, Group A, the Company or any other Party to this Agreement will take any of the following actions: (i) institute any litigation concerning the Annual Meeting or the solicitation of proxies for the annual meetings, or (ii) solicit proxies (as such terms are defined in Rule 14a-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) by means of newspaper ads or by means of mass or general mailings to the shareholders of the Company. This Section 1 shall not prohibit or prevent any Party from filing (i) Schedules 13D or 14A with respect to any planned proxy solicitation or amending any existing filings with respect to any such proxy solicitation, (ii) contacting employees or significant shareholders on a private or non-public basis concerning the Annual Meeting and the solicitation of proxies for the election of directors at the Annual Meeting; (iii) consulting with special counsel, proxy solicitation firms and investment banking firms concerning a proxy solicitation or (iv) preparing or drafting pleadings for litigation to be instituted after the end of the Standstill Period and or investigating matters related to such potential litigation. If any Party (the "First Party") feels that another Party (the "Other Party") has breached the provisions of this Section 1, then the First Party shall notify the Other Party of such breach and the Other Party shall have two business days to cure such breach.

      2. ANNUAL MEETING. By the unanimous vote of the Board of Directors at a duly called meeting of the Board of Directors of the Company held on May 5, 2000, the Annual Meeting is currently set for July 13, 2000 with a record date of June 12, 2000.

      3. SALES UPDATES. The Parties agree that there will be weekly updates as to the sales process by Prudential at which all directors will be invited to participate. Estis will be given reasonable notice of any meetings between the Company and any potential bidder that Clarence Mayer will be participating in and Estis (or if he is not available, Butler or Smith) will be invited to attend or participate in such meetings. Board members will be furnished copies of any proposed sales or merger contracts to be submitted to bidders and any other relevant written materials between the bidders and the Company.

      4. SUPPORT OF THE SALES PROCESS. Each of the Parties acknowledge and agree that they support the process of selling the Company.

      5. REPRESENTATIONS AND WARRANTIES.

      5.1. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to the Members as follows:

                                       2-

            (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of Oklahoma and has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement.

            (b) This Agreement has been duly authorized, executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company and is enforceable against the Company in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting enforcement of creditors' rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

            (c) The execution and delivery of this Agreement by the Company do not, and the performance by the Company of its obligations hereunder and the consummation of the transactions contemplated hereby will not, conflict with, result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default under, result in or give to any person any right of termination, cancellation, modification or acceleration of, or result in the creation or imposition of any lien upon any of the assets or properties of the Company, any of the terms, conditions or provisions of (A) the certificates or articles of incorporation or bylaws of the Company or (B) (x) any law or order of any Governmental or regulatory authority applicable to the Company or any of its assets or properties, or (y) any contract to which the Company is a party or by which the Company or any of its assets or properties is bound, excluding from the foregoing clauses (x) and (y) conflicts, violations, breaches, defaults, terminations, modifications, accelerations and creations and impositions of liens which, individually or in the aggregate, could not be reasonably expected to have a material adverse effect on the ability of the Company to consummate the transactions contemplated by this Agreement.

      5.2. REPRESENTATIONS AND WARRANTIES OF GROUP B. Each Member of Group B represents and warrants to the Company that:

            (a) Such Member of Group B has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all action necessary to authorize the execution, delivery and performance of this Agreement.

            (b) This Agreement has been duly authorized, validly executed and delivered by such Member and constitutes the legal, valid and binding obligation of such Member, enforceable against such Member in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting enforcement of creditors' rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law) and general fiduciary duties.

            (c) The execution and delivery of this Agreement by such Member does not, and the performance by such Member of his obligations hereunder will not, require any filing by such Member with any governmental or regulatory authority or any third party, or require such Member

                                       3-
      to file for or obtain any permit, authorization, consent or approval of any governmental or regulatory authority or any third party other than an amendment to Schedule 13D, Schedule 14A and Form 4 and/or Form 5.. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which such Member is a trustee whose consent is required for the execution and delivery of this Agreement or the consummation by such Member of the transactions contemplated hereby.

      5.3. REPRESENTATIONS AND WARRANTIES OF GROUP A. Each member of Group A represents and warrants to the Members of Group B that:

            (a) Such member of Group A has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all action necessary to authorize the execution, delivery and performance of this Agreement.

            (b) This Agreement has been duly authorized, validly executed and delivered by such member of Group A and constitutes the legal, valid and binding obligation of such member, enforceable against such member in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting enforcement of creditors' rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law) and general fiduciary duties.

            (c) The execution and delivery of this Agreement by such member of Group A does not, and the performance by such member of his obligations hereunder will not, require any filing by such member with any governmental or regulatory authority or any third party or require such person file with or obtain any permit, authorization, consent or approval of any governmental or regulatory authority or any third party other than an amendment to Schedule 13D, Schedule 14A and Form 4 and/or Form 5. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which such member is a trustee whose consent is required for the execution and delivery of this Agreement or the consummation by such member of the transactions contemplated hereby.

            6. MISCELLANEOUS

            6.1. NOTICES. All notices, requests or instruction hereunder shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid or by telecopier (or like transmission), as follows:

                  (1)   if to the Company or any member of Group A:

                              OEC Compression Corporation
                              2501 Cedar Springs Road, Suite 600
                              Dallas, TX 75201
                              Attention: President
                              Fax: (214) 953-9584

                                       4-
                        with a copies to:

                        Kyle Longhofer, Esq.
                        Schlanger, Mills, Mayer & Silver, LLP
                        109 North Post Oak, Suit 300
                        Houston, TX 77024
                        Fax:  (713) 785-2091

                        Ray C. Davis
                        Energy Transfer Group
                        2838 Woodside
                        Dallas, Texas 75201
                        Fax  (214) 981-0701

                  (2)   if to any Member, at its or his address set forth in the
                        Schedule 13D filed by Group B with a copy to:

                        Eddy J. Rogers
                        Mayor, Day, Caldwell & Keaton, L.L.P.
                        700 Louisiana, Suit 1900
                        Houston, TX 77001
                        Fax:  (713) 225-7047

Any of the above addresses may be changed at any time by notice given as provided above; provided, however, that any such notice of change of address shall be effective only upon receipt. All notices and other communications given to any party hereto in accordance with the provisions hereof shall be deemed to have been given on the date of receipt, provided that any notice or other communication that is received other than during regular business hours of the recipient shall be deemed to have been given at the opening of business on the next business day of the recipient.

      6.2. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the parties hereto with respect to the transactions contemplated hereby and supersede and amend all prior understandings, arrangements and agreements with respect to the subject matter hereof. No modification hereof shall be effective unless in writing and signed by the Party against whom it is sought to be enforced. The Parties may, by written agreement, make any modification or amendment of this Agreement, but no such modification or amendment will be effective unless signed by all of the Parties. The captions appearing herein are for the convenience of the parties only and shall not be construed to affect the meaning of the provisions of this Agreement. Except as specifically set forth herein, nothing in this Agreement is intended to release, amend or modify any of the rights of the Parties under the Merger Agreement or Asset Purchase Agreement or the documents executed in connection with the consummation of the Purchase Transactions.

                                       5-

      6.3. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Oklahoma applicable in the case of agreements made and to be performed entirely within such State.

      6.4. INJUNCTIVE RELIEF. Each of the Parties recognizes that any breach of the terms of this Agreement would give rise to irreparable harm for which money damages would not be an adequate remedy, and accordingly agree that, in addition to other remedies, any nonbreaching Party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce the terms and provisions of this Agreement by a decree of specific performance in any action instituted in any court of the United States or any state hereof having jurisdiction without the necessity of proving the inadequacy as a remedy of money damages.

      6.5. BINDING EFFECT. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors, heirs, legal representatives and permitted assigns, but neither this Agreement nor any of the rights, interests, or obligations hereunder may be assigned by any of the Parties without the prior written consent of the other parties and any such attempted assignment without consent shall be void.

      6.6. THIRD PARTY BENEFICIARIES. This Agreement is not intended, and shall not be construed, to confer any rights or remedies hereunder upon any party other than the Parties.

      6.7. SEVERABILITY. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement, or any such terms in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

      6.8. COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

      6.9. EXPENSES. Group B acknowledges and agrees that the Company is under no current obligation to pay or reimburse any expenses incurred by Group B and that Group B shall bear their own expense with respect to the transactions contemplated by this Agreement.

      IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the date first above written.

                                       OEC COMPRESSION CORPORATION


                                       BY:____________________________
                                       NAME:__________________________
                                       TITLE:_________________________

                                       6-

                                       GROUP A

                                       _______________________________
                                       RAY C. DAVIS

                                       _______________________________
                                       KELCY L. WARREN

                                       _______________________________
                                       MATTHEW S. RAMSEY

                                       _______________________________
                                       JACK D. BRANNON

                                       _______________________________
                                       RICHARD D. BRANNON

                                       _______________________________
                                       NEAL A. HAWTHORN

                                       _______________________________
                                       JON P. STEPHENSON

                                       HACL

                                       HACL, LTD.
                                       By Six-Da Waco, Inc., general partner

                                       BY:____________________________
                                       NAME:__________________________
                                       TITLE:_________________________

                                       ENERGY INVESTORS

                                       ENERGY INVESTORS

                                       BY:____________________________
                                       NAME:__________________________
                                       TITLE:  PRESIDENT OF SIX-DAWACO, INC.,
                                       GENERAL PARTNER OF HACL, LTD.,
                                       MANAGING JOINT VENTURE PARTNER

                                       7-

                                       GROUP B

                                       _______________________________
                                       DENNIS W. ESTIS

                                       _______________________________
                                       CHARLES M. BUTLER, III

                                       _______________________________
                                       DON SMITH

                                       _______________________________
                                       ROBERT GREGORY

                                       8-

                                                                       EXHIBIT 5

             JOINDER TO AND AMENDMENT OF SHAREHOLDERS' AGREEMENT

      The undersigned hereby joins in the execution and delivery of that certain Shareholders' Agreement (the "Shareholders' Agreement"), effective April 27, 2000, a copy of which has been furnished to the undersigned and agrees to all of the provisions of such agreement as if such shareholder had executed it at the same time as the original signatories. Dennis Estis hereby agrees to the addition of the undersigned as a party to the Shareholders' Agreement.

      The undersigned agrees that from and after the date hereof any other person, entity or group may become a party to the Shareholders' Agreement if a joinder or other counterpart of the Shareholders' Agreement is signed by such person, entity or group (without the requirement of a countersigning by all signatories to the Shareholders' Agreement) and Dennis Estis executes a counterpart of such joinder or counterpart.



                                          ________________________________


                                          Date:______________________________
                                          Number of shares:___________________





                                          ____________________________________
                                                Dennis W. Estis

                                                                       EXHIBIT 6

             JOINDER TO AND AMENDMENT OF SHAREHOLDERS' AGREEMENT
                 (FOR OEC COMPRESSION CORPORATION EMPLOYEES)

      The undersigned hereby joins in the execution and delivery of that certain Shareholders' Agreement (the "Shareholders' Agreement"), effective April 27, 2000, a copy of which has been furnished to the undersigned and agrees to all of the provisions of such agreement as if such shareholder had executed it at the same time as the original signatories. Dennis Estis hereby agrees to the addition of the undersigned as a party to the Shareholders' Agreement.

      The undersigned agrees that from and after the date hereof any other person, entity or group may become a party to the Shareholders' Agreement if a joinder or other counterpart of the Shareholders' Agreement is signed by such person, entity or group (without the requirement of a countersigning by all signatories to the Shareholders' Agreement) and Dennis Estis executes a counterpart of such joinder or counterpart.

      The undersigned's shares are held in the OEC Compression Corporation 401K Plan, for which Bank of Oklahoma, Inc. serves as Trustee. The undersigned agrees to instruct the Bank of Oklahoma, Inc. to complete, execute and send to Dennis Estis, an proxy in Estis's favor to vote his or her shares of stock.





                                          ________________________________


                                          Date:______________________________
                                          Number of shares:__________________






                                          ____________________________________
                                                Dennis W. Estis